ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
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06011602

March 3, 2006

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAR 10 2006
WASH, D.C. 185 SECTION

Re: Flughafen Wien A.G. (the "Company")
<u>File No. 82-3907</u>

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of February 17, 2006.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Gäbel /dr

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

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